April 1, 2016

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  John Reynolds

Re:                             Golden Minerals Company

Form Schedule 14A

Filed March 17, 2016

File No. 001-13627

Dear Mr. Reynolds:

On behalf of Golden Minerals Company (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated March 31, 2016, regarding the Company’s preliminary proxy statement on Form Schedule 14A as filed on March 17, 2016.

For the convenience of the Staff, we have transcribed the comment being addressed.

Ownership of Common Stock, page 19

Comment:

1.                                      Please revise your filing to disclose the natural person(s) with voting and dispositive control of the shares attributed to The Sentient Group, or advise.

Response:

The penultimate sentence of Footnote 3 to the Beneficial Ownership Table located on page 19 has been deleted and replaced with the following:

“Peter Cassidy, Greg Link, Peter Weidmann and Andrew Pullar are the directors of Sentient Executive III and Sentient Executive IV. These directors collectively have voting and dispositive power over the Company’s shares held by The Sentient Group upon the unanimous vote of all such directors.”

Upon approval from the Staff, the Company will include this revised sentence in the Ownership of Common Stock section in Footnote 3 of the Company’s definitive proxy statement on Form Schedule 14A that the Company plans to file no later than April 8, 2016.

1550 17th Street, Suite 500    •    Denver, CO 80202    •    303-892-9400    •    fax 303-893-1379    •    DGSLAW.COM

In connection with its response to the Staff’s comment, the Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7499.

Sincerely,

/s/ Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:	Warren M. Rehn
Robert P. Vogels
Hillary Daniels
James Lopez